Exhibit 1

Japan

This description of Japan is dated September 24, 2007 and appears as Exhibit 1 to Japan’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2007.

THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF OR GUARANTEED BY JAPAN.
TABLE OF CONTENTS

GENERAL	3
Area and Population	3
Government	3
Political Parties	3
International Organizations	4
THE ECONOMY	5
General	5
Economic Policies	5
Gross Domestic Product and National Income	7
Industry	9
Energy	9
Price Indices	10
Labor	11
FOREIGN TRADE AND BALANCE OF PAYMENTS	12
Foreign Trade	12
Balance of Payments	15
Official Foreign Exchange Reserves	16
Foreign Exchange Rates	16
FINANCIAL SYSTEM	17
The Bank of Japan and Monetary Policy	17
Government Financial Institutions	17
Private Financial Institutions	17
GOVERNMENT FINANCE	18
Revenues, Expenditures and Budgets	18
Tax Structure	22
Fiscal Investment and Loan Program (“Zaito”)	22
DEBT RECORD	23
JAPAN PUBLIC DEBT	23
INTERNAL DEBT	24
Direct Debt of the Japanese Government	24
Debt Guaranteed by the Japanese Government	26
EXTERNAL DEBT	27
Debt Guaranteed by the Japanese Government	27
SUBSCRIPTIONS TO INTERNATIONAL FINANCIAL ORGANIZATIONS	28
FURTHER INFORMATION
This document appears as an exhibit to Japan’s Annual Report filed with the U.S. Securities and Exchange Commission (the “Commission”) on Form 18-K for the fiscal year ended March 31, 2007. Additional information with respect to Japan is available in such Annual Report, in the other exhibits to such Annual Report and in amendments thereto. Such Annual Report, exhibits and amendments may be inspected and copied at the public reference room maintained by the Commission at: 100 F Street, N.E., Washington, D.C. 20549. Information regarding the operations of the public reference room can be obtained by calling the Commission at 1-800-SEC-0330. The Annual Report and its exhibits and amendments are also available through the Commission’s Internet website at http://www.sec.gov.
In this document all amounts are expressed in Japanese Yen (“¥” or “yen”), except as otherwise specified. The spot buying rate quoted on the Tokyo Foreign Exchange Market on September 20, 2007, as reported by The Bank of Japan at 5:00 p.m., Tokyo time, was ¥115.61 =$1.00, and the noon buying rate on September 20, 2007 for cable transfers in New York City payable in yen, as reported by the Federal Reserve Bank of New York, was ¥114.18 =$1.00. See “Foreign Trade and Balance of Payments — Foreign Exchange Rates”.
References herein to Japanese fiscal years (“JFYs”) are to 12-month periods commencing in each case on April 1 of the year indicated and ending on March 31 of the following year. References to years not specified as being JFYs are to calendar years.

Japan
GENERAL
Area and Population
Japan, an archipelago in the western Pacific, consists of four main islands (Hokkaido, Honshu, Kyushu and Shikoku) which are mostly mountainous located in the same approximate range of latitude as the east coast of the United States north of Florida. The total area of Japan is approximately 146,000 square miles, which is slightly less than that of California and about 4% of the United States. It is bordered by the Sea of Japan to the west and north, and by the Pacific Ocean to the east and south.
Japan has a total population of approximately 127.7 million (estimated as of April 2007). It has one of the highest population densities in the world and approximately 23% of its people (estimated as of October 1, 2006) are concentrated in three metropolitan areas (Tokyo, Osaka and Nagoya). Japan’s average annual rate of population increase during the years 2002-2006 was 0.04%. Japan’s population increased 0.002% during the 12 months ended October 1, 2006.
Government
The legislative power in Japan is vested in the Diet, which currently consists of a House of Representatives having 480 members and a House of Councillors having 242 members. Members of both houses are elected by direct universal suffrage, except that some members of each house are elected by proportional representation. The power of the House of Representatives is superior to that of the House of Councillors in respect of approving the national budget and electing the Prime Minister.
The executive power is vested in the Cabinet consisting of a Prime Minister, elected by the Diet from among its members, and other Ministers appointed by the Prime Minister, a majority of whom must be members of the Diet. The judicial power is vested in the Supreme Court and such lower courts as are established by law.
Japan’s 47 prefectures, and its cities, towns and villages, have a certain degree of local autonomy through popularly elected legislative bodies and chief executives. The central government exercises its influence on local governments indirectly through financial aid and prescribing standards of local administration.
Political Parties
Members of the House of Representatives are elected for four-year terms unless the House of Representatives is dissolved prior to expiration of their terms. The House of Representatives was dissolved on August 8, 2005 and an election was held on September 11, 2005. Three-hundred members were elected from single-member districts and 180 members were elected through a proportional representation process from 11 regional districts. The House of Councillors currently consists of 242 members who are elected for six-year terms with one-half of the membership being elected every three years. In an election in July 2007, 121 members were elected, of which 48 members were elected through a proportional representation system and 73 members were elected from 47 districts that correspond to one metropolis and 46 prefectures of Japan. Currently, the House of Councillors consists of 121 members who were elected in July 2004 and 121 members who were elected in July 2007.

The following tables set forth the membership by political party of the House of Representatives as of August 6, 2007 and the House of Councillors as of August 9, 2007.

House of
Representatives
Liberal Democratic Party	306
Democratic Party of Japan and Club of Independents	113
New Komeito	31
Japanese Communist Party	9
Social Democratic Party	7
The People’s New Party and the New Party Nippon and Group of Independents	6
Independents	8
Vacancies	0

Total	480

House of
Councilors
The Democratic Party and The Shin-Ryokufukai	112
Liberal Democratic Party	84
New Komeito	20
Japanese Communist Party	7
Social Democratic Party	5
The People’s New Party, New Party Nippon	4
Independents	10
Vacancies	0

Total	242

International Organizations
Japan is a member of the United Nations and other international organizations, including the International Monetary Fund, International Bank for Reconstruction and Development, International Development Association, International Finance Corporation, International Fund for Agricultural Development, Multilateral Investment Fund, Multilateral Investment Guarantee Agency, Asian Development Bank, African Development Bank, African Development Fund, European Bank for Reconstruction and Development, Inter-American Development Bank and Inter-American Investment Corporation. See “Subscriptions to International Financial Organizations”.

THE ECONOMY
General
Japan has a highly advanced and diversified economy, which has developed in response to changing conditions in Japan and the world. During the era of high economic growth in the 1960s and the early 1970s, the expansion was based on the development of heavy industries consuming large quantities of resources. During the 1980s, there was rapid growth in high value-added industries, such as electronics and precision instruments, which employ high level technology and consume relatively low quantities of resources. The service sector of the economy grew significantly during the 1980s and 1990s.
The Japanese economy experienced a significant downturn starting with the early 1990s, in the aftermath of the collapse of the “bubble” economy, which has been characterized by, among other things, a depreciation in asset values (particularly affecting the domestic real estate and securities markets), reduced capital investment and housing construction and the deterioration in credit quality of loans and other assets in the financial system. In the wake of failures of Japanese banks and other financial institutions, beginning in JFY 1997, a series of legislative measures were taken to stabilize the Japanese financial system, including legislation authorizing the Japanese government to temporarily nationalize financially troubled Japanese banks under certain circumstances. Several banks have been nationalized in recent years, and some of these banks have subsequently been returned to private sector ownership. The economic situation was extremely severe from the late 1990s to the early 2000s due to decreases in demand, including personal consumption, business investment and housing investment, reflecting the deterioration in consumer and corporate sentiments arising from concerns about employment prospects and the direction of the domestic and world economies.
Since JFY 2002 the Japanese economy has shown signs of recovery, such as increases in corporate profits, exports and production. The provisional real growth rate of Japan’s GDP was 2.4% for JFY 2005 and 2.1% for JFY 2006, and Japan’s nominal GDP also grew by 1.4% for JFY 2006. In JFY 2007, the Japanese economy is expected to continue a self-sustaining recovery led by private demand.
Economic Policies
The Koizumi Cabinet started structural reform from 2001 and produced significant results in terms of Japanese economic recovery. The Koizumi Cabinet resolutely implemented regulatory reforms and fiscal consolidation under the principle of “No growth without reform” and aimed at steady economic growth.
With regard to fiscal policies, in the draft budget for FY2007, the government bond dependency ratio dropped for the third straight year, and the general-account primary balance improved for the fourth straight year. These results represent a steady step toward fiscal consolidation. Under “Basic Policies for Economic and Fiscal Management and Structural Reform 2006” (2006 Jul) that decides principle of the government’s economic and fiscal policy, the government set the following medium-to long-term targets for advancing fiscal consolidation:
Phase II (FY 2007 to early 2010s)
•
The Government will make the same extent of efforts for advancing fiscal-consolidation as in Phase I (Advancing of fiscal consolidation by the Koizumi Cabinet from FY2001 to FY2006), and achieve a surplus in the primary balance of the central and local governments combined by FY2011.

•
With the aim to restore the primary balance of the financially pressed central government as much as possible, the Government will promote financial reconstruction while securing a central and local balance.

•
The local governments will maintain a surplus trend by reducing their expenditure while keeping the reduction pace with that of the central government and, in terms of revenue, securing the total amount of general revenues required.

Phase III (early 2010s to mid-2010s)
•
Even after achieving a surplus in the primary balance, the central and local governments will continue to make efforts to improve the primary balance, and secure a certain amount of surplus. In doing so, while maintaining steady economic growth, they will ensure the prevention of a divergence in the ratio of debts of the central and local governments to GDP, and stable reduction of the ratio.

•
With respect to the central government alone, as well, the Government will aim to prevent a divergence in the ratio of debts of the central government to the GDP and reduce the ratio in a stable manner.

Along with this schedule, the Government implemented thorough expenditure cuts in the FY2007 budget. “Basic Policies for Economic and Fiscal Reform 2007” (2007 Jun) also kept the medium-to long-term targets for advancing fiscal consolidation. The budget for FY2008 is to be formulated based on this principle.
Under the principle of “no fiscal reconstruction without growth”, the Government will aim to bring about economic revitalization and fiscal consolidation simultaneously.

Gross Domestic Product and National Income
The following table sets forth information pertaining to Japan’s gross domestic product for JFY 2002 through JFY 2006.
Gross Domestic Product

						Percentage
						of JFY
	JFY	JFY	JFY	JFY	JFY	2006
	2002	2003	2004	2005	2006	GDP
	(yen amounts in billions)
Total Consumption
Private sectors	¥283,201	¥282,563	¥284,360	¥287,485	¥288,609	56.6%
Public sectors	87,681	88,613	89,790	90,678	91,072	17.8

	370,881	371,177	374,150	378,163	379,681	74.4
Total Gross Capital Formation
Private sectors
Producers’ Durable Equipment	65,115	67,397	71,085	74,992	81,304	15.9
Residential Construction	17,928	17,936	18,414	18,430	18,905	3.7
Public sectors	29,956	27,139	24,006	24,002	21,976	4.3

	112,999	112,472	113,505	117,424	122,185	23.9
Additions to Business Inventories
Private sectors	(325)	845	1,414	984	1,129	0.2
Public sectors	123	59	278	245	213	0.0

	(202)	904	1,692	1,229	1,343	0.3

Net Exports of Goods and Services	6,197	9,195	8,929	6,502	7,134	1.4

Nominal Gross Domestic Expenditures	¥489,875	¥493,748	¥498,275	¥503,317	¥510,343	100.0%

Real Gross Domestic Expenditures(a)	¥507,015	¥517,715	¥527,827	¥540,430	¥551,673

Surplus of the Nation on Current
Account Exports of Goods and Services and Other Receipts from Abroad	12,518	12,787	14,749	19,164	22,700
Less: Imports of Goods and Services and Other Payments Abroad	(4,477)	(4,001)	(4,721)	(5,960)	(7,702)

	8,041	8,786	10,029	13,204	14,999

Gross National Income	¥497,916	¥502,534	¥508,304	¥516,521	¥525,341
Percentage Changes of GDP from Previous Year
At Nominal Prices	-0.8%	0.8%	0.9%	1.0%	1.4
At Real Prices(a )	1.1	2.1	2.0	2.4	2.1
Deflator	-1.8	-1.3	-1.0	-1.3	-0.7

(a)	Real prices are based on calendar year 2000.

Source:	Economic and Social Research Institute, Cabinet Office.

The following table sets forth information pertaining to Japan’s gross domestic product, as seasonally adjusted, for each of the eight quarters ended March 31, 2007.
Quarterly Gross Domestic Product(a)

	JFY 2005			JFY 2006				JFY 2007
	Second	Third	Fourth	First	Second	Third	Fourth	First
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
	(yen amounts in billions)
Nominal Gross Domestic Expenditures(b)	¥502,319	¥503,850	¥505,146	¥506,331	¥506,007	¥513,259	¥515,301	¥516,653

Real Gross Domestic Expenditures(b)(c)	¥539,959	¥541,873	¥545,238	¥547,543	¥547,828	¥555,074	¥559,422	¥560,175

Percentage Changes of GDP from Corresponding Quarter of Previous Year At Nominal Prices(d)	0.7%	1.0%	1.6%	1.0%	0.7%	1.7%	2.2%	2.0%
At Real Prices(c)(d)	2.1	2.7	3.0	2.1	1.4	2.2	2.5	2.3
Deflator	-1.4	-1.6	-1.3	-1.1	-0.7	-0.5	-0.3	-0.3

(a)	Quarterly GDP financial data are subject to change.

(b)	Numbers are based on seasonally-adjusted GDP figures.

(c)	Real prices are based on calendar year 2000.

(d)	Percentage changes are based on original GDP figures.

Source:	Economic and Social Research Institute, Cabinet Office.
The following table sets forth national income for JFY 2001 through JFY 2005.
National Income

	2001	2002	2003	2004	2005
	(yen amounts in billions)

Domestic Factor Income	¥353,173	¥350,477	¥348,422	¥350,779	¥354,596
Net Income from Abroad	8,321	8,193	8,524	9,620	11,849

National Income at Factor Cost	¥361,494	¥358,670	¥356,946	¥360,399	¥366,445

Percentage Changes of Income at Factor Cost from Previous Fiscal Year	-2.2%	-0.8%	-0.5%	1.0%	1.6%

Source:	Economic and Social Research Institute, Cabinet Office.

Industry
The following table sets forth the proportion of gross domestic product contributed by major industrial sectors of the economy for 2001 through 2005.
GDP by Industrial Sectors (at nominal prices)

	2001	2002	2003	2004	2005
Industry
Agriculture, Forestry and Fisheries	1.7%	1.7%	1.7%	1.6%	1.5%
Mining	0.1	0.1	0.1	0.1	0.1
Manufacturing	20.9	20.6	21.0	21.2	21.0
Construction	7.1	6.9	6.6	6.6	6.3
Electric Power Generation, Gas and Water	2.8	2.7	2.6	2.6	2.4
Wholesale and Retail Trade	14.0	13.8	13.5	13.6	13.8
Finance and Insurance	6.4	6.8	7.0	6.8	7.0
Real Estate	11.8	12.1	12.2	12.0	12.0
Transportation and Communication	6.9	7.0	7.0	6.9	6.9
Services	20.8	21.1	21.3	21.1	21.5

Total	92.7	92.9	92.9	92.4	92.5
Public Services
Electric Power Generation, Gas and Water	1.0	1.0	1.0	1.0	1.0
Services	2.8	2.8	2.8	2.7	2.7
Public Administration	5.6	5.7	5.7	5.7	5.7

Total	9.3	9.6	9.5	9.4	9.4
Non-Profit Services	1.8	1.9	1.9	2.0	2.0

Total	103.9%	104.4%	104.4%	103.7%	103.9%

Source:	Economic and Social Research Institute, Cabinet Office, Annual Report on National Accounts.
Energy
The following table sets forth the total amounts of primary energy supplied and the percentages supplied by different sources for JFY 2001 through JFY 2005.

	Total Primary
	Energy Supplied	Sources of Primary Energy Supplied
JFY	(peta-joule)	Oil	Coal	Nuclear	Natural Gas	Other
2001	22,875	49.1%	19.1%	12.4%	13.4%	5.9%
2002	22,978	49.7	19.6	11.3	13.6	5.8
2003	23,047	50.0	20.2	9.1	14.4	6.3
2004	23,664	48.1	21.4	10.5	13.9	6.1
2005	23,780	49.0	20.3	11.2	13.8	5.7

Source:	Agency of Natural Resources and Energy, Ministry of Economy, Trade and Industry, Report on Energy Supply and Demand.
The table below sets forth information regarding crude oil imports for JFY 2002 through JFY 2006.

	JFY	JFY	JFY	JFY	JFY
	2002	2003	2004	2005	2006
Volume of imports (thousand kilo-liters per day)	671	671	672	682	676
Cost of imports (c.i.f. in billions of yen)	¥5,150	¥5,132	¥6,065	¥8,823	¥11,535
Average price (c.i.f. in yen kilo-liters)	¥21,034	¥20,955	¥24,741	¥35,460	¥46,751

Source:	Customs and Tariff Bureau, Ministry of Finance.

Japan has historically depended on oil for most of its energy requirements and almost all its oil is imported, mostly from the Middle East. Oil price movements thus have a major impact on the domestic economy. Recently, as the demand for oil in emerging economies such as China and India has expanded and the geopolitical tension in the Middle East worsened, crude oil prices increased significantly.
Japan has worked to reduce its dependence on oil by encouraging energy conservation and the use of alternative fuels. In addition, a restructuring of industry, with emphasis shifting from primary industries to processing and assembly type industries and from manufacturing industry to service industry, has also contributed to the reduction of oil consumption.
The following table sets forth information relating to total electric power generating capacity and electric power generation for JFY 2001 through JFY 2005.

	JFY	JFY	JFY	JFY	JFY
	2001	2002	2003	2004	2005
Electric power generating capacity(a):	(megawatts)
Fossil Fuel	168,729	172,889	174,721	177,472	175,767
Nuclear	45,907	45,907	45,742	47,122	49,580
Hydro-electric	46,387	46,545	46,781	46,803	47,357
Other	708	787	1,043	1,304	1,764

Total	261,730	266,129	268,287	272,701	274,468

Electric power generation:
Fossil Fuel	658,475	710,575	745,488	747,069	761,826
Nuclear	319,859	295,095	240,013	282,442	304,755
Hydro-electric	93,872	91,801	104,138	103,147	86,350
Other	3,683	3,789	4,317	4,683	4,981

Total	1,075,890	1,101,260	1,093,956	1,137,341	1,157,911

(a)	At the end of fiscal year — March 31.

Source:	Handbook of Electric Power Industry, Agency for Natural Resources and Energy, Ministry of Economy, Trade and Industry.
Price Indices
The table below sets forth information concerning changes in Japan’s wholesale and consumer price indices for the periods indicated.

	Corporate Goods		Consumer Price
	Price Index(a)		Index(b)
		Annual		Annual
	Index(c)	% Change	Index	% Change

2002	95.7	-2.0	100.6	-0.9
2003	94.9	-0.8	100.3	-0.3
2004	96.1	1.3	100.3	0.0
2005	97.7	1.7	100.0	-0.3
2006	100.7	3.1	100.3	0.3

(a)	All commodities. Calendar year 2000=100. Source: Domestic Corporate Goods Price Index, Bank of Japan.

(b)	General index. Calendar year 2005=100. Source: Consumer Price Index, Statistics Bureau, Ministry of Internal Affairs and Communications.

(c)	Indices are calculated using the monthly averages.

Labor
The number of employees has been on an upward trend since 2004. In 2005, the average employment was estimated at 63.6 million, of which 27.0% were employed in mining, manufacturing and construction, 4.1% were employed in agriculture, forestry and fisheries, and 69.0% were employed in services and other sectors. In 2006, the average employment was estimated at 63.8 million, of which 27.0% were employed in mining, manufacturing and construction, 3.9% were employed in agriculture, forestry and fisheries, and 69.1% in services and other sectors. The unemployment rate (seasonally adjusted) in Japan gradually increased from 1990 to 2002, but has gradually decreased since 2003. It ranged between 4.0% and 4.4% during 2006. The unemployment rate was 3.8% for April, 3.8% for May, 3.7% for June and 3.6% for July, the most recent four months for which statistics are available.
The table below sets forth information regarding wage index (total cash earnings (nominal)) and industrial production index (manufacturing and mining) for the periods indicated.

			Industrial
	Wage Index(a)		Production Index(b)
		Annual		Annual
	Index	% Change	Index	% Change

2002	100.9	-2.9	92.0	-1.3
2003	100.1	-0.7	95.0	3.3
2004	99.4	-0.7	100.2	5.5
2005	100.0	0.6	101.3	1.1
2006	100.2	0.3	106.2	4.8

(a)	Calendar year 2005=100. Source: Monthly Labour Survey, Ministry of Health, Labour and Welfare.

(b)	Calendar year 2000=100. Source: Ministry of Economy, Trade and Industry.

(c)	Indices are calculated using the monthly averages.

FOREIGN TRADE AND BALANCE OF PAYMENTS
Foreign Trade
Japan is one of the leading trading nations of the world, ranking fourth to Germany, the United States and China in merchandise exports and imports among the IMF member countries in 2005.
The trade surplus decreased from ¥9,881 billion in 2002 to ¥8,707 billion in 2005 as exports and imports increased. However, imports grew faster than exports in 2006, and as a result of this, trade surplus declined to ¥7,902 billion compared to ¥8,707 billion in the previous year.
The following tables set forth information relating to foreign trade for the years indicated. In these tables exports are stated on an f.o.b. basis and imports on a c.i.f. basis. Monetary figures are based on actual movements of goods as calculated by the Ministry of Finance. (This method of computation differs from that used in calculating balance of payments, in which both exports and imports are stated on an f.o.b. basis.)
Foreign Trade of Japan

							Terms of
	Value Index(a)		Quantum Index(a)		Unit Value(a) Index		Trade(b)
	Exports	Imports	Exports	Imports	Exports	Imports	Index
2002	100.9	103.1	97.7	100.0	103.2	103.2	100.1
2003	105.6	108.4	102.5	107.1	103.0	101.2	101.8
2004	118.4	120.2	113.4	114.6	104.4	104.9	99.5
2005	127.1	139.1	114.4	117.9	111.1	118.0	94.2
2006	145.7	164.5	123.2	122.3	118.2	134.5	87.9

(a)	Calendar year 2000=100.

(b)	Unit value index of exports divided by unit value index of imports, multiplied by 100.

Source:	Japan Tariff Association, Ministry of Finance.

Composition of Japan’s Exports and Imports

	2002		2003		2004		2005		2006
	(yen amounts in billions)

JAPAN’S EXPORTS
Textile Products	¥918	1.8%	¥900	1.7%	¥932	1.5%	¥919	1.4%	¥978	1.3%
Metals and Metal Products	3,227	6.2	3,388	6.2	4,061	6.6	4,770	7.3	5,783	7.7
Machinery and Equipment: Ships	1,124	2.2	1,101	2.0	1,252	2.0	1,255	1.9	1,586	2.1
Motor Vehicles	8,775	16.8	8,895	16.3	9,214	15.1	9,929	15.1	12,300	16.3
TV and Radio Receivers	569	1.1	584	1.1	591	1.0	489	0.7	435	0.6
Motorcycles	561	1.1	533	1.0	596	1.0	674	1.0	745	1.0
Scientific and Optical Instruments	1,897	3.6	2,038	3.7	2,499	4.1	2,478	3.8	2,469	3.3
Other	24,616	47.2	26,146	47.9	29,546	48.3	30,855	47.0	34,159	45.4

Total Machinery and Equipment	37,542	72.0	39,297	72.0	43,698	71.4	45,679	69.6	51,694	68.7
Chemicals	4,174	8.0	4,525	8.3	5,221	8.5	5,848	8.9	6,794	9.0
Foods and Beverages	269	0.5	267	0.5	283	0.5	319	0.5	358	0.5
Other Exports	5,979	11.5	6,171	11.3	6,976	11.4	8,121	12.4	9,639	12.8

Grand Total	¥52,109	100.0%	¥54,548	100.0%	¥61,170	100.0%	¥65,657	100.0%	¥75,246	100.0%

JAPAN’S IMPORTS
Foods and Beverages	¥5,282	12.5%	5,105	11.5	¥5,302	10.8%	¥5,559	9.8%	¥5,710	8.5%
Raw Materials	2,522	6.0	2,659	6.0	3,079	6.3	3,505	6.2	4,733	7.0
Chemicals	3,239	7.7	3,458	7.8	3,816	7.8	4,321	7.6	4,909	7.3
Mineral Fuels:
Petroleum	4,573	10.8	5,328	12.0	6,065	12.3	8,823	15.5	11,535	17.1
Coal	786	1.9	744	1.7	1,094	2.2	1,513	2.7	1,612	2.4
Other	2,815	6.7	3,278	7.4	3,512	7.1	4,224	7.4	5,510	8.2

Total Mineral Fuel	8,174	19.4	9,350	21.1	10,671	21.7	14,560	25.6	18,657	27.7
Machinery and Equipment	13,434	31.8	13,974	31.5	15,394	31.3	16,815	29.5	19,206	28.5
Other Imports	9,576	22.6	9,817	22.1	10,955	22.3	12,190	21.4	14,129	21.0

Grand Total	¥42,228	100.0%	¥44,362	100.0%	¥49,217	100.0%	¥56,949	100.0%	¥67,344	100.0%

Source:	The Summary Report on Trade of Japan, Japan Tariff Association, Ministry of Finance.

Geographic Distribution of Japan’s Exports and Imports

	2002		2003		2004		2005		2006
JAPAN’S EXPORTS
Asia	¥22,439	43.1%	¥25,318	46.4%	¥29,637	48.4%	¥31,796	48.4%	¥35,776	47.5%
China	4,980	9.6	6,635	12.2	7,994	13.1	8,837	13.5	10,794	14.3
(Asia NIES)	11,805	22.7	12,803	23.5	15,103	24.7	15,958	24.3	17,469	23.2
(ASEAN)	6,970	13.4	7,080	13.0	7,893	12.9	8,340	12.7	8,875	11.8
Oceania	1,278	2.5	1,416	2.6	1,603	2.6	1,714	2.6	1,801	2.4
Australia	1,039	2.0	1,147	2.1	1,277	2.1	1,370	2.1	1,453	1.9
North America	15,791	30.3	14,267	26.2	14,557	23.8	15,777	24.0	18,092	24.0
U.S.A.	14,873	28.5	13,412	24.6	13,731	22.4	14,805	22.5	16,934	22.5
Canada	918	1.8	855	1.6	826	1.4	972	1.5	1,158	1.5
Central and South America	2,036	3.9	1,930	3.5	2,345	3.8	2,760	4.2	3,555	4.7
Western Europe	8,164	15.7	8,929	16.4	9,790	16.0	9,740	14.8	11,045	14.7
EU	7,663	14.7	8,351	15.3	9,462	15.5	9,652	14.7	10,912	14.5
Central and Eastern Europe, Russia etc.	364	0.7	554	1.0	841	1.4	1,133	1.7	1,643	2.2
Russia	118	0.2	204	0.4	337	0.6	495	0.8	821	1.1
Middle East	1,423	2.7	1,489	2.7	1,565	2.6	1,823	2.8	2,233	3.0
Africa	614	1.2	645	1.2	828	1.4	904	1.4	1,099	1.5

Total	¥52,109	100.0%	¥54,548	100.0%	¥61,170	100.0%	¥65,657	100.0%	¥75,246	100.0%

JAPAN’S IMPORTS
Asia	¥18,358	43.5%	¥19,727	44.5%	¥22,224	45.2%	¥25,279	44.4%	¥29,360	43.6%
China	7,728	18.3	8,731	19.7	10,199	20.7	11,975	21.0	13,784	20.5
(Asia NIES)	4,440	10.5	4,512	10.2	5,044	10.2	5,602	9.8	6,590	9.8
(ASEAN)	6,465	15.3	6,780	15.3	7,298	14.8	8,013	14.1	9,299	13.8
Oceania	2,074	4.9	2,068	4.7	2,457	5.0	3,098	5.4	3,691	5.5
Australia	1,753	4.2	1,744	3.9	2,103	4.3	2,706	4.8	3,248	4.8
North America	8,140	19.3	7,704	17.4	7,680	15.6	8,067	14.2	9,037	13.4
U.S.A.	7,237	17.1	6,825	15.4	6,763	13.7	7,074	12.4	7,911	11.7
Canada	895	2.1	871	2.0	910	1.8	985	1.7	1,118	1.7
Central and South America	1,198	2.8	1,210	2.7	1,488	3.0	1,767	3.1	2,373	3.5
Western Europe	6,081	14.4	6,322	14.3	6,830	13.9	7,056	12.4	7,581	11.3
EU	5,482	13.0	5,670	12.8	6,209	12.6	6,470	11.4	6,955	10.3
Central and Eastern Europe, Russia etc.	570	1.3	653	1.5	814	1.7	924	1.6	1,065	1.6
Russia	410	1.0	490	1.1	617	1.3	683	1.2	774	1.1
Middle East	5,095	12.1	5,928	13.4	6,782	13.8	9,664	17.0	12,692	18.8
Africa	710	1.7	749	1.7	941	1.9	1,092	1.9	1,541	2.3

Total	¥42,228	100.0%	¥44,362	100.0%	¥49,217	100.0%	¥56,949	100.0%	¥67,344	100.0%

Source:	The Summary Report on Trade of Japan, Japan Tariff Association, Ministry of Finance.

Balance of Payments
In 2002, the Current Account surplus increased to ¥14,140 billion, as Exports increased while Imports slightly decreased. In 2003, the Current Account surplus increased to ¥15,767 billion, primarily due to an increase in the Trade Balance and a decrease in the deficit in Services. In 2004, the Current Account surplus expanded further to ¥18,618 billion due to a substantial increase in exports that outpaced growth in imports. In 2005, the Current Account surplus decreased slightly to ¥18,259 billion, primarily due to a decrease in the Trade Balance surplus. In 2006, the Current Account surplus increased to ¥19,849 billion, primarily due to an increase in income and a decrease in the deficit in Services.
Balance of Payments of Japan

	2002	2003	2004	2005	2006
	(in billions)
Current Account	¥14,140	¥15,767	¥18,618	¥18,259	¥19,849
Balance on Goods and Services	6,469	8,355	10,196	7,693	7,346
Trade Balance	11,550	11,977	13,902	10,335	9,464
Exports (f.o.b.)	49,480	51,934	58,295	62,632	71,631
Imports (f.o.b.)	37,929	39,958	44,393	52,297	62,167
Services	(5,081)	(3,622)	(3,706)	(2,642)	(2,118)
Income	8,267	8,281	9,273	11,382	13,746
Current Transfers	(596)	(870)	(851)	(816)	(1,243)
Capital and Financial Account(a)	(8,478)	7,734	1,737	(14,007)	(12,467)
Balance on Financial Account	(8,056)	8,201	2,250	(13,458)	(11,913)
Assets	322	1,280	(21,390)	(13,550)	(7,499)
Liabilities	(8,378)	6,921	23,640	92	(4,414)
Capital Account	(422)	(467)	(513)	(549)	(553)
Changes in Reserve Assets(b)	(5,797)	(21,529)	(17,268)	(2,456)	(3,720)
Errors and Omissions	135	(1,972)	(3,088)	(1,796)	(3,663)

(a)	Numbers in parentheses indicate outflows of capital resulting from either increases in assets or decreases in liabilities.

(b)	Parenthesis for change in Reserve Assets represents an increase in reserve assets.

Source:	Balance of Payments Monthly, Ministry of Finance.

Official Foreign Exchange Reserves
The following table shows the breakdown of Japan’s official foreign exchange reserves as of the end of the years indicated.
Official Foreign Exchange Reserves(a)

			IMF	Special
		Foreign	Reserve	Drawing
As of December 31,	Gold(b)	Exchange	Position	Rights	Others	Total
	(in millions)

2002	$8,542	$451,458	$7,203	$2,525	—	$469,728
2003	10,241	652,790	7,733	2,765	—	673,529
2004	10,776	824,264	6,701	2,802	—	844,543
2005	12,621	828,813	2,878	2,585	—	846,897
2006	15,639	874,596	1,933	2,812	$340	895,320

(a)
The foreign exchange reserves, which are officially recorded in U.S. dollars by the Ministry of Finance, do not include: (i) net balance of bilateral accounts between the Bank of Japan and foreign central banks, and (ii) foreign exchange holdings of commercial banks.

(b)	Until 1999, gold was valued at SDR 35 per ounce. Since 2000, the valuation of gold has been changed to reflect marked-to-market values.

Source:	International Reserves/Foreign Currency Liquidity, Ministry of Finance.
Foreign Exchange Rates
The following table sets forth the high, low and average daily interbank rate for the U.S. dollar in the Tokyo foreign exchange market for the years indicated.

	2002	2003	2004	2005	2006
Average (Central Rate)	¥125.14	¥115.94	¥108.17	¥110.21	¥116.31
High	135.04	121.48	114.80	121.40	119.80
Low	115.63	106.93	101.83	101.87	109.02

Source:	Foreign Exchange, Bank of Japan.

FINANCIAL SYSTEM
The Bank of Japan and Monetary Policy
The Bank of Japan (‘BOJ’), with 55% of its capital owned by the government, is the central bank and sole issuing bank, as well as the depository and fiscal agent for the government. As of August 31, 2007, the BOJ had total assets of ¥110,792 billion.
One of the missions of the BOJ is to contribute to the sound development of the national economy, through the pursuit of price stability. In order to fulfill this mission, the BOJ controls the overall volume of money in the economy and uncollateralized overnight call rate on a daily basis through market operations, along with monetary policy decided at the BOJ Policy Board Meetings. From March 2001 to March 2006, in order to fight deflation and revive Japanese economy, the BOJ had implemented the quantitative easing policy by conducting money market operations to adjust the outstanding balance of the current accounts at the BOJ. And in March 2006, the BOJ announced the exit from the quantitative easing policy and the return to monetary policy that targets policy interest rate (uncollateralized overnight call rate). At the same time, the BOJ decided to encourage the rate to remain at effectively zero percent. Then, the BOJ increased the policy interest rate to 0.25% in July 2006, and to 0.5% in February 2007. With regard to future course of monetary policy, the BOJ declares that it will adjust the level of interest rates gradually in the light of developments in economic activity and prices while maintaining the accommodative financial conditions.
The following table sets forth the principal economic indicators relating to monetary policy from 2002 through 2006.

						Loan and Discounts
						Domestically Licensed
	Current	Monetary Base		Money (Stock)(a)		Banks
	Account		Annual%		Annual%		Annual%
	Balance(b)	Total(b)	Change	Total(b)	Change	Total(b)	Change
	(yen amounts in billions)

2002	¥16,387	¥87,111	25.7%	¥668,197	3.3%	¥432,042	-3.5%
2003	26,991	101,429	16.4	679,484	1.7	414,597	-4.0
2004	32,750	108,654	7.1	692,057	1.9	403,332	-2.7
2005	32,715	110,798	2.0	704,747	1.8	398,926	-1.1
2006	17,222	96,098	-13.3	712,333	1.1	406,808	2.0

(a)	Cash and demand, savings and time deposits, generally referred to as “M2 plus CD”.

(b)	Average amounts outstanding.

Source:	Bank of Japan Statistics, Bank of Japan.
Government Financial Institutions
The activities of private institutions are supplemented by a number of financial institutions under government supervision, whose senior officials are appointed or approved by the government and whose funds are supplied principally by the government. Among these are the Development Bank of Japan whose main purpose is to supplement and encourage the lending and other services provided by ordinary financial institutions, and Japan Bank for International Cooperation whose main purpose is to contribute to the sound development of Japan and the international economy and society through undertaking lending and other financial operations. They also include The Shoko Chukin Bank, Japan Finance Corporation for Municipal Enterprises, National Life Finance Corporation, The Government Housing Loan Corporation, Agriculture, Forestry and Fisheries Finance Corporation, The Okinawa Development Finance Corporation, and Japan Finance Corporation for Small and Medium Enterprise, whose purposes are to supplement private financing in their respective fields of activity.
Private Financial Institutions
According to the Financial Service Agency, the private banking system included five city banks, as of April 2, 2007, and 110 local banks (including the Saitama Resona Bank), as of May 7, 2007, whose business corresponds roughly to that of commercial banks in the United States, as well as four major trust banks.

There are also credit associations, credit cooperative associations, labor credit associations and the national federations of each of such associations, which are engaged mainly in making small business loans. Agriculture cooperatives, prefectural credit federations of such cooperatives and The Norinchukin Bank operate in the field of agricultural credit.
GOVERNMENT FINANCE
Revenues, Expenditures and Budgets
The responsibility for the preparation of the budget and the administration of government finances rests with the Ministry of Finance. The fiscal year commences on April 1, and the Cabinet usually submits the budget to the Diet for its decision in the preceding January. Supplementary budgets revising the original budget may be submitted to the Diet from time to time during the fiscal year.
The Japanese government’s FY2007 budget was formulated in accordance with the expenditure reform stipulated in the “Basic Policies for Economic and Fiscal Management and Structural Reform 2006”. The Japanese government promotes the following targets for advancing fiscal consolidation based on “Basic Policies”.
•	Achieving a surplus of primary balance of the central and local governments by FY2011.

•
By mid-2010s, ensuring stable reduction of the ratio of total debts of the central and local governments to GDP, and also aiming at stable reduction of the ratio of debts of the central government alone to GDP.

The fiscal and financial operations of the government and its agencies are budgeted and recorded in the following three sets of accounts:
•	General Account. The general account is used primarily to record operations in basic areas of governmental activity.

•
Special Accounts. The accounts of the central government consist of the general account and special accounts. Special accounts can be set up to carry out specific projects, to manage specific funds, and for other purposes. Special accounts can be set up when the government (i) implements a specific program such as insurance and public works, (ii) possesses and manages special funds such as Fiscal Loan Program Funds and Foreign Exchange Funds, and (iii) uses a certain revenue to secure a special expenditure and thus needs to deal with such revenue and expenditure on a separate basis from the general revenue and expenditure such as Local Allocation and Local Transfer Tax and Government Bonds Consolidation Funds. As of April 1, 2007, the government has 28 special accounts.

•	Government-Affiliated Agencies. The government-affiliated agencies are government-owned corporations which consist of five financial corporations and two special banks.
The settlement of accounts for revenues and expenditures is made by the Ministry of Finance, based on reports submitted by the respective Ministers. The settlement of accounts is required by law to be audited annually in detail by the Board of Audit, an organ independent of the Cabinet, and submitted by the Cabinet to the Diet in the following fiscal year.

The following tables set forth information with respect to the General Account, the Special Accounts and the Government Affiliated Agencies for JFY 2002 through JFY 2005, JFY2006 (provisional results as of December 31, 2006) and the initial budget for JFY 2007.
Summary of Consolidated General and Special Accounts(a)

					JFY
					2006
					(Provisional
					results as of	JFY
	JFY	JFY	JFY	JFY	December 31,	2007
	2002	2003	2004	2005	2006)	Initial Budget
	(in billions)
REVENUES
Total Revenues, General Account	¥87,289	¥85,623	¥88,898	¥89,000	¥85,394	¥82,909
Total Revenues, Special Accounts	399,746	385,755	419,300	452,141	508,707	389,495
Less: Inter-Account Transactions(b)	219,958	219,676	229,028	257,939	284,883	237,456

Total Consolidated Revenues	¥267,077	¥251,702	¥279,170	¥283,202	¥309,218	¥234,948

EXPENDITURES
Total Expenditures, General Account	¥83,674	¥82,416	¥84,897	¥85,520	¥85,368	¥82,909
Total Expenditures, Special Accounts	373,898	357,691	376,033	401,184	460,458	361,880
Less: Inter-Account Transactions(b)	212,196	209,253	227,609	256,520	283,217	235,818

Total Consolidated Expenditures	¥245,376	¥230,854	¥233,321	¥230,183	¥262,609	¥208,971

Surplus of Consolidated Revenues over Consolidated Expenditures	¥21,701	¥20,848	¥45,849	¥53,019	¥46,609	¥25,977

(a)	Because of the manner in which the government accounts are kept, it is not practicable to show a consolidation of the Government Affiliated Agencies with the General and Special Accounts.

(b)	Inter-Account Transactions include transfers between the General Account and the Special Accounts, transfers between the Special Accounts, and transfers between sub-accounts of the Special Accounts.

Source:	Budget, Ministry of Finance.

General Account

					JFY	JFY
					2006	2007
	JFY	JFY	JFY	JFY	(Revised	Initial
	2002	2003	2004	2005	budget)(a)	Budget

REVENUES

Tax and Stamp Revenues	¥43,833	¥43,282	¥45,589	¥49,065	¥50,468	¥53,467
Carried-over Surplus	2,092	3,615	3,207	4,001	1,566	0
Government Bond Issues	34,968	35,345	35,490	31,269	27,470	25,432
Income from operation	—	17	17	16	17	16
Gains from deposition of assets	—	441	403	332	241	271
Miscellaneous Receipts	6,396	2,923	4,192	4,317	3,696	3,723

Total Revenues	¥87,289	¥85,623	¥88,898	¥89,000	¥83,458	¥82,909

EXPENDITURES
Local Allocation Tax Grants, etc.	¥16,479	¥17,399	¥17,662	¥17,441	¥16,701	¥14,932
National Debt Service	15,600	15,544	17,515	18,736	18,915	20,999
Social Security	19,633	19,720	20,286	20,603	20,873	21,141
Public Works	9,162	9,359	8,236	8,391	7,777	6,947
Education and Science	6,731	6,472	6,149	5,701	5,482	5,274
National Defense	4,920	4,927	4,898	4,878	4,870	4,802
Government Employee Pensions and Others	1,282	1,207	1,136	1,065	999	924
Economic Assistance	838	900	880	784	802	691
Major Foodstuff Measures	735	744	652	657	632	607
Energy Measures	563	557	504	493	471	865
Small and Medium-sized Businesses	628	241	288	237	252	163
Transfer to the Industrial Investment Special Account	2,034	102	98	71	48	20
Financial aid upon repayment of Public Investments in connection with the Structural Reform	—	—	1,281	1,130	—	—
Miscellaneous	5,070	5,243	5,312	5,335	5,388	5,195
Contingencies	0	0	0	0	250	350
Other Expenditures	1	0	0	0	—	—

Total Expenditures	¥83,674	¥82,416	¥84,897	¥85,520	¥83,458	¥82,909

Surplus of Revenues over Expenditures	¥3,615	¥3,207	¥4,001	¥3,481	¥—	¥—

(a)	As of the date of this Form 18-K, the provisional results for JFY 2006 General Accounts are not available.

(b)	The JFY 2002 data includes a reversal of funds to make up for deficits incurred in connection with the JFY 2001 settlement of accounts.

Source:	Budget, Ministry of Finance.

Special Accounts

									JFY
									2006
									(Provisional
									results as of		JFY
	JFY		JFY		JFY		JFY		December 31,		2007
	2002		2003		2004		2005		2006)		(Initial Budget)
	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.

Trust Fund Bureau	—	—	—	—	—	—	—	—	—	—	—	—
Fiscal Loan Program Funds	¥45,027	¥41,418	¥52,104	¥48,418	¥60,461	¥56,783	¥47,875	¥43,925	¥72,532	¥69,972	¥41,213	¥39,038
Government Bonds Consolidation Fund	154,193	142,293	169,141	154,202	193,632	164,200	223,650	189,143	260,766	223,835	199,024	179,024
Foreign Exchange Fund	1,901	166	3,668	23	2,253	27	3,015	50	3,638	655	3,917	1,501
Local Allocation and Local Transfer Tax	64,573	63,889	67,427	66,673	69,875	68,108	72,876	70,840	74,828	72,898	50,674	48,975
Measures for Petroleum and the Advancement of Energy Demand and Supply Structure(a)	1,013	474	1,685	1,156	2,311	1,805	2,670	2,232	2,379	2,265	—	—
Measure for Energy(a)	—	—	—	—	—	—	—	—	—	—	2,649	2,649
National Schools(b)	3,293	2,985	3,006	2,959	—	—	—	—	—	—	—	—
Welfare Insurances(c)	40,352	40,510	40,773	41,091	42,651	42,277	52,593	51,447	45,327	45,323	—	—
Seamen’s Insurances	75	79	76	73	72	67	71	64	69	66	65	65
National Hospitals(b)	1,034	993	1,006	973	—	—	—	—	—	—	—	—
National Advanced Medical Center	—	—	—	—	150	148	165	164	199	199	149	149
National Pensions(c)	22,069	20,729	22,698	21,210	23,313	21,917	24,994	23,668	25,491	24,875	—	—
Pensions(c)	—	—	—	—	—	—	—	—	—	—	72,233	72,233
Foodstuff Control(d)	3,969	3,960	3,509	3,454	2,490	2,477	2,337	2,326	2,661	2,540	—	—
Stable Supply of Foodstuff(d)	—	—	—	—	—	—	—	—	—	—	3,294	3,286
Agricultural Mutual Aid Reinsurance	115	52	167	142	116	88	107	50	109	76	125	114
National Forest Service	522	512	530	523	535	530	543	528	485	487	459	459
National Land Improvement	611	578	597	559	530	512	591	563	602	573	504	504
Trade Reinsurance	242	79	269	20	365	24	574	6	786	158	708	213
Compensation Reinsurance for Motor Vehicle Damages	868	761	819	675	544	474	286	219	173	110	141	82
Harbor Improvement	508	482	451	432	426	409	409	385	388	385	322	322
Airport Improvement	516	479	506	476	528	461	534	442	676	647	566	566
Postal Service(e)	6,752	6,741	—	—	—	—	—	—	—	—	—	—
Postal Savings(e)	13,100	10,391	—	—	—	—	—	—	—	—	—	—
Postal Life Insurance(e)	18,218	18,218	—	—	—	—	—	—	—	—	—	—
Labor Insurance	8,870	8,100	8,122	7,313	8,170	6,809	8,907	7,066	9,183	7,410	7,753	7,173
Road Construction and Improvement	5,642	4,849	5,302	4,349	5,459	4,702	4,979	4,117	4,974	4,945	3,618	3,618
Others	6,280	5,159	3,900	2,970	5,420	4,214	4,963	3,949	3,440	3,039	2,080	1,909

Total Revenues and Expenditures(f)	¥399,746	¥373,898	¥385,755	¥357,691	¥419,300	¥376,033	¥452,141	¥401,184	¥508,707	¥460,458	¥389,495	¥361,880

(a)	The account of “Measures for Petroleum and the Advancement of Energy Demand and Supply Structure” has been incorporated in the newly established account of “Measures for Energy” effective JFY2007.

(b)	Accounts abolished after April 1, 2004.

(c)	The accounts of “Welfare Insurance” and “National Pensions” have been combined under the new account name of “Pensions” effective JFY2007.

(d)	The account of “Foodstuff Control” has been combined with certain miscellaneous accounts under the new account name of “Stable Supply of Foodstuff” effective JFY2007.

(e)	Removed from the national budget as the postal services were reorganized into a public corporation effective April 1, 2003.

(f)	Without adjustment for inter-account transactions. Total Revenues and Expenditures may differ from the actual totals of the listed accounts due to rounding

Source:	Budget, Ministry of Finance.
Government Affiliated Agencies

									JFY		JFY
									2006		2007
	JFY		JFY		JFY		JFY		Budget		Budget
	2002		2003		2004		2005		(Revised)(a)		(Initial)
	(in billions)
	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.
Total	¥5,864	¥5,997	¥5,433	¥5,206	¥5,066	¥4,563	¥4,710	¥4,103	¥4,736	¥4,291	¥2,702	¥2,343

(a)	As of the date of this Annual Report on Form 18-K, the JFY 2006 provisional results are not available.

Source:	Budget, Ministry of Finance.

Tax Structure
The central government derives tax revenues through taxes on income, consumption and property. The taxes on income, consumption and property account for 59.7%, 35.3% and 4.9%, respectively, of the total central government tax revenues in the JFY 2007 budget.
The individual national income tax is progressive, with rates currently ranging from 5% to 40% of taxable income, and the local taxes are a 10% single rate. Interest income is generally taxed at the rate of 20%, including both national and local taxes, separately from other types of income, and subject to certain exemptions. The corporate tax is based on a rate of 30% except that, for small and medium corporations, the first ¥8 million of income is taxed at 22%. In addition, individuals and corporations are subject to local income taxation.
In JFY 2006 and 2007, the Japanese government implemented various tax measures. The JFY 2006 tax reform abolished the proportional across-the-board tax credit, transferred substantial tax revenue sources from national income tax to local inhabitant tax, and took measures in areas including corporate taxation, taxation of land and housing, international taxation, liquor tax and tobacco tax. The JFY 2007 tax reform will fundamentally revise the depreciation system from a viewpoint of establishing the basis for growth of the economy and take measures in areas including taxation of SMEs, international taxation, taxation of corporate reorganization and trust, taxation of financial assets and stocks, taxation of housing and land and improved environment for tax payment.
Fiscal Investment and Loan Program (“Zaito”)
The Fiscal Investment and Loan Program is formulated at the same pace as the General Account budget. The plan details the allocation of public funds to various special accounts, government affiliated agencies, local governments, public corporations and other public institutions.
The Fiscal Investment and Loan Program system was fundamentally changed on April 1, 2001 from a scheme with compulsory deposit of Postal Savings and Pension Reserves into a fund-raising scheme to raise in the financial markets only the necessary amount of funds for Fiscal Investment and Loan Program agencies’ projects.
Under the Zaito plan, funds are lent to government-related entities such as public corporations, special accounts and local governments. The total funds allocated under the initial plan for JFY 2007 is ¥14,162 billion. The sources of funds for the plan in JFY 2007 are the Fiscal Loan Fund (¥9,423 billion), the Industrial Investment Special Account (¥32 billion), government-guaranteed domestic bonds (¥4,087 billion) and government-guaranteed foreign bonds (¥620 billion).
The following table shows the uses of funds allocated under the initial plan for the periods indicated.

	JFY	JFY	JFY	JFY	JFY
	2003	2004	2005	2006	2007
	(in billions)

Housing	¥3,276	¥1,537	¥1,278	¥910	¥956
Living Environment	5,249	5,375	3,941	3,551	2,839
Social Welfare	1,018	1,042	787	680	587
Education	855	842	844	823	810
Small and Medium-sized Businesses	4,212	3,890	3,797	3,351	3,000
Agriculture, Forestry and Fisheries	807	888	522	412	403
National Land Preservation and Reconstruction in the Event of Disaster	802	593	463	355	345
Road Construction	3,978	3,661	3,175	2,935	3,164
Transportation and Communications	678	438	414	349	385
Regional Development	1,054	817	572	329	392
Industry/Technology	291	333	261	222	251
Trade/Economic Cooperation	1,191	1,075	1,098	1,089	1,030

Total	¥23,412	¥20,489	¥17,152	¥15,005	¥14,162

DEBT RECORD
There has been no default in the payment of interest or principal of any internal Japanese government obligation since the establishment of the modern Japanese state in 1868 or of any external Japanese government obligation within a period of 20 years prior hereto.
JAPAN PUBLIC DEBT
The following table summarizes, as of the dates indicated, the outstanding direct internal and external funded and floating debt of Japan. The term “floating debt” is used herein to mean all debt with maturities of one year or less from the date of issue. All other debt is classified as “funded debt.” Detailed debt tables are presented below.
Japan’s fiscal conditions are extremely severe, with outstanding government bonds expected to reach nearly 547 trillion yen at the end of JFY2007. The amount of public bonds issued by the Japanese government as a percentage of its general account total revenues was 32.9% under the revised budget for JFY2006 and 30.7% under the initial budget for JFY2007. The Japanese government is to continue promoting fiscal structural reform from both aspects of expenditures and revenues, with the goal of achieving a surplus in the primary balance of the central and local governments combined by FY2011 and then ensuring the prevention of a divergence in the ratio of the debts of the central and local governments to GDP, and stable reduction of the ratio.
Summary of Japan’s Public Debt

	Funded		Floating
At the end of JFY	Internal	External	Internal
	(in billions)	(in thousands)	(in billions)
2002	¥526,058	—	¥142,702
2003	523,970	—	179,178
2004	584,701	—	196,850
2005	623,132	—	204,348
2006	635,639	—	198,740
As of March 31, 2007, Japan had guaranteed payment of principal and interest of various internal yen obligations in the aggregate principal amount of ¥45,806 billion and of various external obligations aggregating the equivalent of ¥3,676 billion.
The following table sets forth the aggregate annual payments of principal in respect of the direct internal funded debt of Japan outstanding as of March 31, 2007 for the periods indicated.
Principal Payments on Direct Funded Debt of Japan

JFY	Internal
(in billions)
2008	¥155,870
2009	81,986
2010	54,913
2011	66,653
2012 to 2037	388,252
Total	¥747,675

INTERNAL DEBT
Direct Debt of the Japanese Government
Funded Debt

			Principal
			Amounts
			Outstanding as
			of March 31,
			2007
Title and Interest Rate	Year of Issue	Year of Maturity	(in millions)
1. Bonds
Interest-Bearing Treasury Bond - 30 years, 25 Series (1.1-2.9%)	1999-2007	2029-2036	¥10,516,100
Interest-Bearing Treasury Bond - 20 years, 91 Series (0.8-7.3%)	1987-2007	2007-2027	70,025,071
Interest-Bearing Treasury Bond - 15 years, 37 Series (variable rate)	2000-2007	2015-2022	39,647,900
Interest-Bearing Treasury Bond - 10 years, 92 Series (0.5-2.7%)	1997-2007	2007-2017	284,615,913
Interest-Bearing Treasury Bond for Individual Investors - 10 years, 17 Series (variable rate)	2003-2007	2013-2017	17,952,630
Inflation-Indexed Bonds - 10 years, 10 Series (0.5-1.2%)	2004-2007	2014-2016	5,460,602
Interest-Bearing Treasury Bond - 5 years, 44 Series (0.2-1.5%)	2002-2007	2007-2012	144,451,349
Interest-Bearing Treasury Bond for Individual Investors - 5 years, 5 Series (0.8-1.3%)	2006-2007	2011-2012	5,288,415
Interest-Bearing Treasury Bond - 2 years, 24 Series (0.1-0.9%)	2005-2007	2007-2009	51,199,140
6% Bereaved Family Treasury Bond, 9 Series	1998-2006	2007-2015	10
6% Repatriation Treasury Bond, 8 Series	1997-2004	2007-2014	0
Non-interest Special Benefit Treasury Bond, 1 Series	2003	2013	2
Non-interest Repatriation Special Benefit Treasury Bond, 8 Series	1997-2004	2007-2014	0
Non-interest Special Benefit Treasury Bond IV, 2 Series	2003-2006	2013-2016	20
Non-interest Special Benefit Treasury Bond X, 4 Series	1997-2006	2007-2016	222
Non-interest Special Benefit Treasury Bond XIII, 1 Series	2006	2016	217
Non-interest Special Benefit Treasury Bond XVII, 9 Series	1997-2006	2007-2016	2,447
Non-interest Special Benefit Treasury Bond XIX, 1 Series	2004	2009	1
Non-interest Special Benefit Treasury Bond XXI, 2 Series	2003-2004	2007-2009	45
Non-interest Special Benefit Treasury Bond XXII, 2 Series	2003-2006	2013-2016	219,375
Non-interest Special Benefit Treasury Bond XXIII, 1 Series	2006	2016	6,168
Non-interest Treasury Bond for Special Condolence VIII, 1 Series	2005	2015	339,780

Total Bonds			¥615,265,169

2. Borrowings
Former Temporary Military Expenditure(a)	1943-1945		41,422
Former Japanese National Railways Settlement Corporation	1991	2009-2011	8,620
Former Japanese National Railways	1987	2011	1,909,313
SA for Consolidation of Designated
National Properties (1.1-2.0%)	1998-2001	2008-2013	50,818
SA for National Center for Advanced and Specialized Medical Care (0.5-7.9%)	1982-2007	2007-2032	186,446
SA for National Forest Service (0.273-3.4%)	1996-2007	2007-2033	1,279,508
SA for Government Operated Land
Improvement Project (0.7-8.0%)	1980-2007	2010-2029	684,158
SA for Airport Development (0.0-6.6%)	1988-2007	2008-2037	868,815
SA for Lending Urban Redevelopment Fund (0.8-2.5%)	1997-2007	2007-2016	60,608
SA for Petroleum (0.7-4.75%)	2003-2007	2007-2019	233,825

Total Borrowings			¥5,323,533

Total Direct Internal Funded Debt			¥621,157,486

(a)
Represents borrowings by the government from special corporations of currencies of areas under Japanese control during World War II. The maturity of such borrowings and other matters relating to such borrowings remain undetermined.

Floating Debt

			Principal Amounts
			Outstanding as of
			March 31, 2007
Title	Interest	Year of Maturity	(in millions)
1. Bonds
Financing Bills			¥100,974,140
Treasury Financing Bills	Non-interest bearing		0
Food Financing Bills	Non-interest bearing	2007	472,000
Foreign Exchange Fund Financing Bills	Non-interest bearing	2007	99,324,640
Fiscal Loan Fund Financing Bills	Non-interest bearing		0
Petroleum Financing Bills	Non-interest bearing	2007	1,177,500
Treasury Bills, 18 Series	Non-interest bearing	2006-2007	24,799,500
Note in Substitution for Currency of the International Monetary Fund	Non-interest bearing	Payable on demand	2,070,292
Note in Substitution for Currency of the Global Environment Facility Trust Fund of the International Bank for Reconstruction and Development	Non-interest bearing	Payable on demand	35,723
Note in Substitution for Currency of the International Development Association	Non-interest bearing	Payable on demand	89,466
Note in Substitution for Currency of the Asian Development Bank	Non-interest bearing	Payable on demand	—
Note for Contribution to the Special Funds of the Asian Development Bank	Non-interest bearing	Payable on demand	95,565
Note in Substitution for Currency of the African Development Fund	Non-interest bearing	Payable on demand	46,809
Note in Substitution for Currency of the Multilateral Investment Fund of the Inter-American Development Bank	Non-interest bearing	Payable on demand	10,574
Note in Substitution for Currency of the International Fund for Agricultural Development	Non-interest bearing	Payable on demand	2,732
Note in Substitution for Currency of the African Development Bank	Non-interest bearing	Payable on demand	608
Note in Substitution for Currency of the Multilateral Investment Guarantee Agency	Non-interest bearing	Payable on demand	721
Note in Substitution for Currency of the Common Fund for Commodities (First Account)	Non-interest bearing	Payable on demand	1,523
Note in Substitution for Currency of the Common Fund for Commodities (Second Account)	Non-interest bearing	Payable on demand	—
Note in Substitution for Currency of the European Bank for Reconstruction and Development	Non-interest bearing	Payable on demand	2,282

Total Bonds			¥227,295,541

2. Borrowings
Local Allocation and Local Transfer Tax	0.4643%-1.3%	2007	¥52,282,054
Welfare Insurance	1.3%	2007	1,479,228
Special Accounts for Petroleum and
Sophisticated Structure of Energy of Supply and Demand	0.729%	2007	197,600

Total Borrowings			¥53,958,882
Total Direct Internal
Floating Debt			¥280,685,898

Total Direct Internal Debt			¥901,843,384

Debt Guaranteed by the Japanese Government

				Principal Amounts
				Outstanding as of
				March 31, 2007
Title	Interest	Year of Issue	Year of Maturity	(in millions)
1. Bonds Issued by Government-Affiliated Corporations
National Life Finance Corporation	0.80-1.70%	2002-2006	2010-2016	¥510,000
Japan Housing Finance Agency	1.30-1.90%	2000-2001	2010-2011	711,600
Agriculture, Forestry and Fisheries Finance Corporation	1.30-1.50%	2002-2003	2012-2013	26,000
Japan Finance Corporation for Small and Medium Enterprise	0.20-2.80%	1997-2006	2007-2017	1,535,000
Japan Finance Corporation for Municipal Enterprises	0.50-2.80%	1997-2007	2007-2021	14,274,950
Development Bank of Japan	0.80-2.10%	2000-2007	2010-2021	613,000
Japan Expressway Holding and Debt Repayment Agency	0.50-3.80%	1997-2007	2007-2021	13,840,380
East Nippon Expressway Co., Ltd.	1.50-1.60%	2005-2006	2015-2016	140,000
Central Nippon Expressway Co., Ltd.	1.50-2.00%	2005-2007	2015-2017	240,000
West Nippon Expressway Co., Ltd.	1.60-1.80%	2005-2007	2015-2017	125,000
Metropolitan Expressway Co., Ltd.	1.60-1.80%	2006-2007	2016-2017	37,200
Hanshin Expressway Co., Ltd.	1.60-1.70%	2006-2007	2016-2017	18,900
Japan Railway Construction, Transport and Technology Agency	1.20-2.60%	1997-1999	2007-2009	99,800
Narita International Airport Corporation	0.60-1.6%	2002-2006	2012-2016	86,563
Japan Oil, Gas and Metals National Corporation	2.00%	1998	2008	451
Urban Renaissance Agency	0.20-3.30%	1997-2007	2007-2011	500,000
Deposit Insurance Corporation of Japan	0.10-1.40%	2003-2007	2007-2012	8,850,000
Banks’ Shareholdings Purchase Corporation	0.30-1.30%	2004-2006	2008-2010	700,000
Electric Power Development Co., Ltd.	1.10-2.30%	1997-2001	2007-2011	475,970
Kansai International Airport Co., Ltd.	0.20-2.30%	1997-2006	2007-2016	554,080
Trans-Tokyo Bay Highway Corporation	2.10-2.30%	1997	2007	21,800
Organization for Promoting Urban Development	0.80-1.90%	1999-2005	2009-2015	5,505
Central Japan International Airport Co., Ltd.	0.80-2.10%	1999-2004	2009-2014	222,320

Total				¥43,588,519

2. Borrowings of Government-Affiliated Corporations
Japan Oil, Gas and Metals National Corporation	0.44364-1.214%	2005-2007	2007-2010	¥480,565
Environmental Restoration and Conservation Agency of Japan	1.046%	2007	2010	4,700
Incorporated Administrative Agency-Agriculture, Forestry and Fisheries Credit Foundations	0.320-1.318%	2003-2006	2007-2010	9,968
Incorporated Administrative Agency-Farmers Pension Fund	0.603-1.377%	2002-2007	2007-2012	341,725
Japan Railway Construction, Transport and Technology Agency	0.69545-0.79727%	2006-2007	2007-2008	52,994
Deposit Insurance Corporation of Japan	0.405-0.974%	2006-2007	2007-2009	451,000
Organization for Environment Improvement around Airport	0.750-0.830%	2003-2005	2007-2009	521
Life Insurance Policyholders Protection Corporation of Japan	0.590-0.70%	2005	2010	57,340
Organization for Promoting Urban Development	0.440-1.000%	2004-2006	2007-2009	296,499
Banks’ Shareholdings Purchase Corporation	0.375-0.740%	2006	2007	450,701
Japan Environmental Safety Corporation	0.485-1.304%	2004-2006	2008-2010	71,850

Total				¥3,217,863

Total Internal Debt Guaranteed by the Japanese Government				¥45,806,832

EXTERNAL DEBT
Debt Guaranteed by the Japanese Government

				Principal Amounts		Principal Amounts
				Outstanding as of		Outstanding as of
				March 31, 2007		March 31, 2007
	Interest	Year of Loan	Year of Maturity	(in thousands)		(in thousands)

Development Bank of Japan	4.250-6.875%	1999-2007	2011-2017		$2,350,000	—
	5.625%	2001	2011		€750,000	750,000
	1.050-2.300%	1998-2006	2010-2028		¥530,000,000	—
Japan Bank for International Cooperation	4.000-7.000%	1999-2007	2009-2017		$5,400,000	—
	3.250-4.500%	2003-2004	2008-2014		€1,750,000	1,750,000
	0.350%	2003	2008		¥60,000,000	—
	5.750%	1997	2007	DM	1,000,000	511,292
	5.750-6.625%	1996-1997	2007-2008	FFr	3,500,000	533,572
	4.780%	2005	2010	THB	3,000,000
Japan Finance Corporation for Municipal Enterprises	4.625-6.750%	1997-2005	2007-2015		$3,300,000	—
	3.000%	1998	2008	SFr	160,000	—
	5.000%	1998	2008	DM	500,000	255,646
	5.750%	1999	2019		£150,000	—
	5.875%	1997	2007	FFr	1,000,000	152,449
	6.750%	1997	2007	NZ$	100,000	—
	4.500%	2004	2014		€900,000	900,000
	1.350-2.000%	2002-2006	2012-2018		¥450,000,000	—
Japan Finance Corporation for Small and Medium Enterprise	floating rate	2002	2009		€300,000	600,000
	4.125%	2003	2010		€300,000
	1.100%	2004	2011		¥40,000,000	—
	2.125%	2006	2012	SFr	250,000
Japan Expressway Holding and Debt Repayment Agency	3.375-6.750%	1997-2005	2007-2013		$2,750,000	—
Tokyo Metropolitan Government	6.125-6.875%	1998-2001	2009-2011		$330,000	—
	5.750%	1997	2007	FFr	1,700,000	259,163
	4.500%	1999	2009		150,000	150,000
Yokohama City	3.250-3.750%	1997-1999	2007-2009	SFr	235,000	—
	7.000%	1999	2009		$80,000	—
Electric Power Development Co., Ltd.	5.625%	1997	2007	FFr	1,800,000	274,408
	1.800%	2000	2010		¥38,000,000	—
Kansai International Airport Co., Ltd.	7.375%	1997	2007		£115,000	—
Trans-Tokyo Bay Highway Corporation	3.750%	1997	2007	SFr	240,000	—

	Totals by currency				$14,210,000	€—
				SFr	885,000	—
				DM	1,500,000	766,938
				FFr	8,000,000	1,219,592
					£265,000	—
					€4,150,000	4,150,000
					¥1,118,000,000	—
				NZ$	100,000	—
				THB	3,000,000	—
						€6,136,530

SUBSCRIPTIONS TO INTERNATIONAL FINANCIAL ORGANIZATIONS
The following table sets forth information relating to Japan’s obligations to contribute to the capital and financing requirements of international financing organizations in which it participates as of March 31, 2007.

Organization	Subscription Amount
	(in millions)
International Monetary Fund	$20,412	(a)
International Bank for Reconstruction and Development	15,321	(b)
International Development Association	28,803	(c)
International Finance Corporation	141	(d)
Multilateral Investment Guarantee Agency	97	(e)
International Fund for Agricultural Development	376	(f)
Asian Development Bank	8,307	(g)
African Development Bank	1,791	(h)
African Development Fund	2,912	(i)
European Bank for Reconstruction and Development	2,010	(j)
Inter-American Development Bank	5,050	(k)
Inter-American Investment Corporation	24	(l)
Multilateral Investment Fund	500	(m)

(a)	Equivalent of SDR13,312.8 million. Of Japan’s past subscriptions, 2% was initially paid in gold, 22% in SDRs and 76% in yen, including non-interest bearing demand notes payable in yen.

(b)	As stated in IBRD Financial Statements as of June 30, 2006.

(c)	As stated in IDA Financial Statements as of June 30, 2006.

(d)	As stated in IFC Financial Statements as of June 30, 2006.

(e)	As stated in MIGA Financial Statements as of June 30, 2006.

(f)	As stated in IFAD Financial Statements as of December 31, 2006.

(g)	As stated in ADB Financial Statements as of December 31, 2006.

(h)	As stated in AfDB Financial Statements as of December 31, 2006. Equivalent of UA 1,191 million.

(i)	As stated in AfDF Financial Statements as of December 31, 2006. Equivalent of UA 1,936 million.

(j)	As stated in EBRD Financial Statements as of December 31, 2006. Equivalent of €1,704 million.

(k)	As stated in IDB Financial Statements as of December 31, 2006.

(l)	As stated in IIC Financial Statements as of December 31, 2006.

(m)	As stated in MIF Financial Statements as of December 31, 2006